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06050344

SECUR... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ELECTRONIC ACCESS DIRECT INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2055 WOOD STREET
(No. and Street)

SARASOTA (City) FL (State) 34237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J BOVA 813-694-0933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA PA
(Name – *if individual, state last, first, middle name*)

PO BOX 20526 (Address) TAMPA (City) FL (State) 33622 (Zip Code)

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 02 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: ELECTRONIC ACCESS DIRECT INC [13]

SEC FILE NO.: 8-47549 [14]

FIRM I.D. NO.: 36975 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2055 WOOD STREET [20]
(No. and Street)

SARASOTA [21] FL [22] 34237 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1-1-05 [24]

AND ENDING (MM/DD/YY): 12-31-05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: ROBERT J BOVA [30]

(Area Code) — Telephone No.: 813-684-0933 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 30TH day of MARCH 20 06

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

OATH OR AFFIRMATION

I, RICHARD L BARRETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELECTRONIC ACCESS DIRECT, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NANCY L. BOVA
MY COMMISSION # DD 137944
EXPIRES: July 31, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  SEE NOTES TO FNIANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. BOVA, PA
CERTIFIED PUBLIC ACCOUNTANTS
PO BOX 20526
TAMPA, FLORIDA 33622

To the Board of Directors
Electronic Access Direct, Inc.
Tampa, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Electronic Access Direct, Inc. as of December 31, 2005, and the related statements of income and expense, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We condusted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as wellas evlauating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose,

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Access Direct, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robt J Bova PA

March 30, 2006
Tampa, Florida

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements for the year ended December 31, 2005, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance) with such practices and procedures that we considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referenced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

ELECTRONIC ACCESS DIRECT, INC.
BALANCE SHEET - DECEMBER 31, 2005

ASSETS

ALLOWABLE ASSETS:		
Cash		$ 61,500
Trade receivables		223,316
Other		132,673
Total allowable assets		417,489
NON-ALLOWABLE ASSETS - other		145,633
TOTAL		$563,122

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS - accounts payable		$ 53,868
NON-AGGREGATE INDEBTEDNESS		170,625
STOCKHOLDERS' EQUITY:		
Capital stock	$ 115,245	
Preferred stock	438,400	
Paid-in capital	835,474	
Retained earnings	(1,115,245)	338,629
TOTAL		$563,122

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	$ 3,163,396
EXPENSES:	
Commissions and payroll	750,559
Fees and assessments	33,561
Rentals	76,922
Communications	697,779
Other expenses	1,897,328
Total expenses	3,456,149
NET INCOME	$(292,753)

NOTE: No income tax has been recorded hereon due to tax alternatives that render any tax liability immaterial.

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	$(11,000)
CASH FLOWS FROM STOCKHOLDER INVESTMENT	11,000
CASH DECREASE	(304,312)
CASH BALANCE - DECEMBER 31, 2004	365,812
CASH BALANCE - DECEMBER 31, 2005	$ 61,500

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

STOCKHOLDERS' EQUITY - DECEMBER 31, 2004	$ 620,381
Capital stock	1,453,874
Retained eanrings	(1,115,245)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2005	$ 338,629

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

TOTAL STOCKHOLDS' EQUITY	$ 338,629
LESS -	
Non-allowable assets	(145,633)
Options and other securities	(27,964)
NET CAPITAL	$ 165,032

NOTE: The net capital presented hereon concurs with the year-end company prepared Focus Report (Part IIA) net capital.

ELECTRONIC ACCESS DIRECT, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefore do not necessarily repersent current values.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

RECEIVABLES

These represent, primarily, amounts due from Penson Financial Services, Inc. Penson Financial Services, Inc. is the Company's clearing facility.

REGULATORY MATTERS

There were no material inadequacies at December 31, 2005 in the Company accounting system, or in procedures regarding computations, examinations, counts, verfifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included herein.

CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2005 or for the year then ended.